Filed pursuant to Rule 433
Dated November 20, 2013
Registration Nos. 333-189150
333-189150-01

Free Writing Prospectus
(To Preliminary Prospectus Supplement dated November 20, 2013 and Prospectus dated June 7, 2013)

Issuer:	Lloyds Bank plc
Guarantor:	Lloyds Banking Group plc
Expected Ratings*:	A2 / A / A (Neg, Neg, Stable)
Status:	Senior Unsecured, Unsubordinated
Format/Ranking:	SEC Registered Global Notes – Fixed Rate
Principal Amount:	$1,000,000,000
Pricing Date:	November 20, 2013
Expected Settlement Date:	November 27, 2013 (T+5)
Maturity Date:	November 27, 2018
Coupon:	2.3%
Interest Payment Dates:	Semi-annually on May 27 and November 27, commencing May 27, 2014
Benchmark Treasury:	UST 1.25% due October 31, 2018
Benchmark Treasury Price/ Yield:	99-19¼ / 1.334%
Reoffer Price:	99.840%
Reoffer Yield:	2.334%
Spread to Benchmark Treasury:	UST + 100 basis points
Underwriting Commissions:	0.35%
Net Proceeds:	$ 994,900,000
ISIN:	US53944VAA70
CUSIP:	53944VAA7
Day Count Fraction:	30 / 360 – following, unadjusted
Denominations:	U.S.$200,000 and integral multiples of U.S.$ 1,000 in excess thereof

Business Days:
Means any day, other than Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York or in the City of London

Business Day Convention:	Following, unadjusted
Expected Listing:	New York Stock Exchange
Joint Book-Running Managers:	Goldman, Sachs & Co., J.P. Morgan Securities LLC, Lloyds Securities Inc., Morgan Stanley & Co. LLC, UBS Securities LLC

*  Note:   A securities rating is not a recommendation to buy, sell or hold securities.  Ratings may be subject to revision or withdrawal at any time, and each rating should be evaluated independently of any other rating.

Lloyds Banking Group plc and Lloyds Bank plc have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents Lloyds Banking Group plc and Lloyds Bank plc have filed with the SEC for more complete information about Lloyds Banking Group plc and Lloyds Bank plc and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, Lloyds Banking Group plc and Lloyds Bank plc, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at (866) 471-2526, J.P. Morgan Securities LLC collect at (212) 834-4533, Lloyds Securities Inc. collect at (212) 930-5000, Morgan Stanley & Co. LLC toll-free at (866) 718-1649, and UBS Securities LLC toll-free at (877) 827-6444, ext. 561 3884.